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                             April 6, 2023

       Ernest Stern
       Partner
       Culhane Meadows PLLC
       1701 Pennsylvania Avenue, N.W.
       Suite 200
       Washington, D.C. 20006

                                                        Re: Myson, Inc.
                                                            Schedule 14F-1
filed on April 4, 2023
                                                            File No. 005-93669

       Dear Ernest Stern:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used here have the same meaning as in your information statement.

       Schedule 14F-1 filed April 4, 2023

       Introduction

   1.                                                   Your disclosure
indicates that Mr. Shah    assumed the position[] of Chairman of the
                                                        Myson Board of
Directors    on March 30, 2023. In your response letter, please confirm that the Company timely
fulfilled its disclosure obligations under Rule 14f-1 to transmit the information
statement not less than 10 days prior to the date that any new director takes office.
   2. The SEC Reference Room no longer provides a means for shareholders to access periodic report filings;
however, those filings are generally available on the SEC's EDGAR system. Please revise
your disclosure accordingly.
   3.                                                   We note your disclosure
that    [t]he foregoing description of each of the Reorganization
                                                        Agreement and the
Warrant is a summary only and is qualified in its entirety by the full
 Ernest Stern
FirstName   LastNameErnest
Culhane Meadows     PLLC Stern
Comapany
April       NameCulhane Meadows PLLC
       6, 2023
April 26, 2023 Page 2
Page
FirstName LastName
         text of the Reorganization Agreement, a copy of which is attached hereto as Exhibit 2.1, and the Warrant, a copy of which is attached hereto as Exhibit 10.l, both of which are
         incorporated herein by reference.    We are unable to locate such
exhibits attached to the
         information statement. Please advise or revise.
Corporate Governance

4.       Please disclose whether the Company has adopted practices or polices regarding
         employee, officer and director hedging in accordance with Item 407(i) of Regulation S-K.
5.       Please indicate why the Company has determined that its leadership structure is
         appropriate, given the Company   s specific characteristics or
circumstances. See Item
         407(h) of Regulation S-K.
6.       We note your disclosure that    [w]e do not have standing audit,
nominating or
         compensation committees of the Board of Directors or committees performing similar
         functions.    Please supplement this disclosure to state the basis for
the view of the Board
         of Directors that it is appropriate for the Company to not have a nominating committee, in accordance with Item 407(c)(1) of Regulation S-K, and to not have a compensation committee, in accordance with Item 407(e)(1) of Regulation S-K. Certain Relationships and Related Transactions

7.       We note your disclosure that    neither the current sole director and
officer, nor the
         Designee, nor holders of more than ten percent of the Company   s
outstanding Common or
         Preferred Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since July, 2021, in any transaction or proposed transaction which may materially affect the Company
         [emphasis added].    Please revise to provide the complete disclosure
called for by Item
         404(d)(1) of Regulation S-K. In this regard, Item 404(d)(1) requires that smaller reporting companies provide related party transaction information if the amount involved exceeds
         the lesser of $120,000 or 1% of the average of the company   s total
assets at year end for
         the last two completed fiscal years.
General

8. Please revise to state the amount and source of the consideration used by Mag Mile
         Capital in connection with the merger. Refer to Item 6(e) of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ernest Stern
Culhane Meadows PLLC
April 6, 2023
Page 3




       Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameErnest Stern                            Sincerely,
Comapany NameCulhane Meadows PLLC
                                                          Division of
Corporation Finance
April 6, 2023 Page 3                                      Office of Mergers &
Acquisitions
FirstName LastName